Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

DATE OF BOARD MEETING

The board of directors (the “Board”) of WeRide Inc. (the “Company”, together with its subsidiaries, the “Group”) hereby announces that a meeting of the Board will be held on Monday, November 24, 2025 Beijing/Hong Kong Time, for the purposes of, among other things, considering and approving the unaudited quarterly results of the Group for the three months ended September 30, 2025 and its publication.

The Company’s management team will hold an earnings conference call at 9:00 P.M. Beijing/ Hong Kong Time on Monday, November 24, 2025 or at 8:00 A.M. U.S. Eastern Time on Monday, November 24, 2025. Details for the conference call are as follows:

Event Title: WeRide Inc Third Quarter 2025 Earnings Call

Registration Link: https://register-conf.media-server.com/register/BI0a53d3ed7af646939b11144e01294979

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.weride.ai.

By Order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, November 12, 2025

As at the date of this announcement, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Kazuhiro Doi and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fancheong Chan as independent non-executive Directors.

*     For identification purposes only